UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-1550

CHIQUITA BRANDS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

550 South Caldwell Street Charlotte, North Carolina 28202 (980) 636-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

4.25% Notes due 2016
(Title of each class of securities covered by this Form)

7.875% Notes due 2021
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

4.25% Notes due 2016: Fifty-four (54)

Pursuant to the requirements of the Securities Exchange Act of 1934, Chiquita Brands International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHIQUITA BRANDS INTERNATIONAL, INC.

Date: January 21, 2015	By:	/s/ Brian W. Kocher
		Name:	Brian W. Kocher
		Title:	President and Chief Executive Officer